Exhibit 99.3

NICE Receives Award for Customer Contact Center Big Data
Applications

NICE recognized by Frost & Sullivan for its full spectrum of analytics capabilities that help organizations improve the customer experience and reduce costs

RA’ANANA, ISRAEL, March 17, 2014 – NICE Systems (NASDAQ: NICE) today announced that it is the recipient of the 2014 North America Customer Value Leadership Award for Customer Contact Center Big Data Applications. This accolade from global analyst and consultancy firm Frost & Sullivan is based on NICE’s ability to help organizations deliver an exceptional customer experience across channels by leveraging its Big Data analytics solutions.

“NICE has systematically built a full spectrum of analytics capabilities that can enable organizations to effectively marry the twin goals of reducing costs and improving the customer experience,” said Nancy Jamison, principal analyst, Customer Contact, Frost & Sullivan. “Furthermore, these analytics tools enable organizations to increase customer and employee engagement, which in the long run also helps increase revenue. In effect, such analytics solutions are not only able to address concerns in the contact center, but also in the back-office, throughout branch locations, and across other channels like retail, mobile, and self-service.”

According to Frost & Sullivan, “the ability to combine both structured and unstructured data, mine for nuggets of insight that can be acted upon to effect change, and carry out that change, is a key differentiator for NICE.” NICE offers a breadth of analytics capabilities as part of its NICE Customer Engagement Analytics platform, which allows organizations to:
•	Capture and analyze cross-channel interactions, transactions, and events;
•	Sequence events in order to understand and visualize the individual customer journeys;
•	Understand context, uncover patterns, predict customer needs, and personalize interactions; and
•	Use real-time decisioning to determine the next best action.

“Customers are engaging with their service providers via more channels than ever, and this makes it even more challenging for companies to exceed the growing demands and expectations of their customers,” said Yochai Rozenblat, president of the NICE Enterprise Group. “NICE is dedicated to helping organizations gain visibility into the entire customer journey, understand the unique needs of consumers, and engage its frontline employees in order to get closer to their customers. This will enable organizations to deliver an exceptional customer experience and drive revenue growth.”

The Frost & Sullivan Award for Customer Value Leadership is presented each year to the company that has demonstrated excellence in implementing strategies that proactively create value for its customers with a focus on improving the return on investment (ROI) that customers make in its services or products. Evaluation criteria included technological sophistication, alignment with a vision and with market needs, and flexible application and deployment options.

Click here to read the full Frost & Sullivan report on NICE’s Contact Center Big Data Applications.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.